Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

112 Worcester Street

Wellesley Hills, MA 02481

February 28, 2002

VIA EDGAR

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Depositor")
Request for Withdrawal of Registration Statement on Form N-4
(File Nos. 333-83360 and 811-05846)
Accession Number: 0000853285-02-000029
CIK: 0000853285

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant and Depositor respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-4 Registration Statement filed with the Commission on February 25, 2002 (the "Registration Statement").

This request for withdrawal is being made because the Registrant inadvertently included the wrong prospectus in Registration Statement. The prospectus that was included in the February 25th filing was the "Futurity Select Freedom" prospectus. The "Futurity Select Seven" prospectus should have been included.

Concurrent with or shortly after the filing of this request for withdrawal, Registrant will file a new registration statement containing the Futurity Select Seven prospectus.

Registrant and Depositor respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above.

Any questions regarding this matter may be directed to the undersigned at 781-263-6402.

Sincerely,

/SANDRA M. DaDALT/

Sandra M. DaDalt

Senior Counsel

cc:  Kenneth C. Fang, Esquire